                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                           ------------------------

                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                      PHARMACY MANAGEMENT SERVICES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  71713K1043
                     -----------------------------------
                                (CUSIP Number)


                              John W. MacKenzie
                    Vice President, Deputy General Counsel
                           and Assistant Secretary
                        5111 Rogers Avenue, Suite 40-A
                       Fort Smith, Arkansas 72919-1000
                                (501) 452-6712
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                 May 23, 1995
                     -----------------------------------

           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.

                                 SCHEDULE 13D

CUSIP NO.  71713K1043                                       PAGE 2 OF 6 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BEVERLY ENTERPRISES, INC.
      95-4100309
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /  /
                                                                        (b) /  /
- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      BK, 00 (General Corporate Funds of Reporting Person)
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE, U.S.A.
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     4,534,319*
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     100
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,534,319*
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      49.7 PERCENT OF THE COMMON STOCK
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC, CO
- --------------------------------------------------------------------------------

* Beverly disclaims beneficial ownership to all but 100 of these shares. See
  Item 5(b).

PMSU CUSIP 71713K1043

Item 1.  Security and Issuer
         Common Stock, $.01 par value

         Pharmacy Management Services, Inc. ("PMSI")
         3611 Ocean Palm Drive
         Tampa, Florida 33619

Item 2.  Identity and Background

         a.      Beverly Enterprises, Inc. ("Beverly"), a Delaware corporation.

                 Appendix A contains the information called for by Items 2-6 of
                 Schedule 13D for the following persons: the executive officers and directors of Beverly.

         b.      5111 Rogers Avenue, Suite 40-A
                 Fort Smith, Arkansas 72919-1000

         c. Beverly is the largest provider of long-term healthcare in the United States. At March 31, 1995 Beverly operated 727 nursing facilities with 78,061 licensed beds. The facilities are located in 33 states and the District of Columbia. At March 31, 1995, Beverly also operated 40 retirement and congregate living projects containing 2,518 living units, 65 pharmacies and pharmacy-related outlets, eight transitional hospitals containing 367 beds and four home health care entities.

         d. During the last five years, Beverly has not been convicted in any criminal proceeding.

         e. During the past five years, Beverly has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations.

         Beverly and its wholly owned subsidiary Beverly Acquisition Corporation ("Acquisition") a Delaware corporation, have entered into an Agreement and Plan of Merger dated December 26, 1994, as amended (the "Merger Agreement") with PMSI whereby Beverly would acquire PMSI through a Merger (the "Merger") between PMSI and Beverly, with Beverly being the surviving corporation and the shareholders of PMSI, who will receive shares of common stock, of Beverly $.01 par value of Beverly (the "Beverly Common Stock"), in the Merger in exchange for their shares of common stock, $.01 par value of PMSI (the "PMSI Common Stock"), becoming shareholders of Beverly.


         Concurrently with the execution of the Merger Agreement on December 26, 1994, the Cecil S. Harrell Revocable Trust, dated October 1, 1990 (the "CSH Trust"), which as of December 26, 1994 owned 3,774,169 shares or of PMSI Common Stock, and the James N. Harrell Revocable Trust, dated June 15, 1990 (the "JNH Trust" and together with the CSH Trust, the "Shareholders"), which as of December 26, 1995 owned 760,050 shares of PMSI Common Stock, entered into an agreement with Beverly, who owns 100 shares of PMSI Common Stock to vote their shares of PMSI Common Stock in favor of the Merger, the Merger Agreement, and the transactions contemplated thereby (the "Shareholders Agreement"). In addition, the Shareholders have agreed that they will not, without the prior written consent of Beverly (which consent must not be unreasonably withheld), sell or otherwise transfer their shares of PMSI Common Stock. The execution of the Shareholders' Agreement by the Shareholders was requested by Beverly as a condition precedent to the execution of the Merger Agreement. As of the date of the Shareholders' Agreement, each Shareholder has also delivered Irrevocable Proxies to Beverly, as described below.

         The Shareholders' Agreement terminates on the later of: (i) consummation of the Merger; (ii) termination of the Merger Agreement; (iii) the 180th day after termination of the Merger Agreement by PMSI if (a) the Effective Time of the Merger has not occurred before July 31, 1995, (b) PMSI receives an Acquisition Proposal that the PMSI Board of Directors determines in good faith in the exercise of its fiduciary duties under applicable law has a per share value greater than the price per share offered by the Merger Agreement and the value being offered by Beverly is not increased within three
(3) business days after the first announcement of the Acquisition Proposal, or
(c) Smith Barney withdraws its opinion as of the execution date of the Merger Agreement or as of the date of this Prospectus/Consent Solicitation Statement to the effect that the consideration to be received by holders of PMSI Common Stock is fair from a financial point of view; or (iv) the 180th day after termination of the Merger Agreement by Beverly if (a) PMSI fails to perform in any material respect any obligation required by the Merger Agreement on or before the Effective Time of the Merger Agreement or (b) PMSI amends, modifies or withdraws in any material respect adverse to Beverly or Acquisition its approval or recommendation of the Merger Agreement or the Merger or recommends to the PMSI shareholders any Acquisition Proposal. Mr. Cecil S. Harrell, who is a co-trustee of the CSH Trust, is also the Chairman, Chief Executive Officer and a director of PMSI. Mr. Bertram T. Martin, Jr., who is a co-trustee of the CSH Trust, is also the President, Chief Operating Officer and a director of PMSI. Mr. James N. Harrell, who is the trustee of the JNH Trust, is the brother of Cecil S. Harrell.

         Pursuant to the Shareholders' Agreement and concurrently with the execution thereof, each of the Shareholders executed and delivered a Power of Attorney and Irrevocable Proxy (the "Irrevocable Proxies") giving Beverly the power to vote all of the shares of PMSI Common Stock owned by the Shareholders:
(i) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby; (ii) in opposition to any Acquisition Proposal and (iii) in opposition to any proposal to amend PMSI's Articles of Incorporation. The Irrevocable Proxies do not confer upon Beverly any right or power to vote, consent, abstain, or withhold authority to vote the shares of PMSI Common Stock owned by the Shareholders as to any matter not enumerated above, including routine corporate actions and proceedings involving the election of directors, ratification of independent public accountants and the adoption, amendment or ratification of any benefit or compensation plan for officers, directors, or employees of PMSI or any of its subsidiaries. The Irrevocable Proxies are coupled with an interest, are irrevocable, and have been granted in consideration for the Merger Agreement and the Shareholders' Agreement. The Irrevocable Proxies terminate on the date that the Shareholders' Agreement terminates as described above. As required by the Merger Agreement, Beverly will vote in favor of the Merger, the Merger Agreement and the transactions contemplated thereby all the shares of PMSI Common Stock that it has the right to vote with respect thereto (including the PMSI shares subject to the Irrevocable Proxies) and will execute and deliver to PMSI its written consent as soon as the Consent Solicitation begins.

         On all matters other than the Merger Agreement, the Merger, an Acquisition Proposal, or a proposal to amend the Articles of Incorporation of PMSI, the Shareholders, have retained the right to vote their shares of PMSI Common Stock in their discretion.

         Items 4 and 7 are incorporated by reference.

Item 4.  Purpose of Transaction

         Beverly entered into the Shareholders Agreement to promote the consummation of the Merger, which will result in the acquisition by Beverly of all the PMSI common stock. The Merger Agreement provides that, subject to certain terms and conditions, PMSI shall be merged with and into Beverly which shall be the surviving corporation, and that, in consideration for the Merger, each of the outstanding shares of PMSI common stock shall be converted into the right to receive shares of Beverly Common Stock equal to the quotient of $16.50 divided by the mean arithmetic average of the daily closing sales price per share of Beverly Common Stock during the ten trading days ending on the second trading day immediately prior to the effective time of the Merger, as reported on the New York Stock Exchange, subject to certain ceiling and floor adjustments as further set forth in the Merger Agreement.

         After the Merger, no shares of PMSI Common Stock shall remain outstanding and, as a result, the PMSI Common Stock will no longer be traded on NASDAQ or registered with the Securities and Exchange Commission under Section 12 of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of Issuer

         a. 4,534,319 shares of PMSI Common Stock (49.7%, based upon a total of 9,129,507 shares of PMSI Common Stock outstanding as of May 1, 1995).

         b. 4,534,319 shares of PMSI Common Stock, as limited by the terms of the Shareholders' Agreement, with respect to which Beverly, in connection with a vote on the Merger Agreement, other matters relating to the Merger, or in opposition to any Acquisition Proposal or any proposal to amend PMSI's Articles of Incorporation has the sole power to vote or direct the vote of such shares. The response to Item 3 is incorporated by reference. With respect to all other matters not pertaining to the Merger, the Merger Agreement, an Acquisition Proposal or a proposal to amend PMSI's Articles of Incorporation, Beverly does not have the power to vote or direct the vote of such shares. Of this total, Beverly has sole dispositive power as to 100 shares of PMSI Common Stock and has no shared dispositive power as to the PMSI Common Stock. As a result, Beverly hereby disclaims any beneficial ownership with respect to such shares until such time as those limited rights of Berverly derived from the Shareholders' Agreement and the Irrevocable Proxies, and limited in scope accordance with the Merger, the Merger Agreement and any transactions contmplated thereby are exercisable by Beverly.

         c.      None.

         d.      None.

         e.      Not applicable.

Item 6. Contracts, Arrangements, understandings or Relationships with Respect to Securities of the Issuer

         The responses to Items 3 and 4 are incorporated by reference.

Item 7.  Material to be Filed as Exhibits

         (a) Agreement and Plan of Merger between and among Beverly Enterprises, Inc., Beverly Acquisition Corporation and Pharmacy Management Services, Inc. dated as of December 26, 1995, as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of May 19, 1995 (Incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Beverly Enterprises, Inc. Registration Statement on Form S-4 (No. 33-57663) dated May 19, 1995).

         (b) Shareholders' Agreement dated December 26, 1994, by and among Beverly Enterprises, Inc., Beverly Acquisition Corporation, the Cecil S. Harrell Revocable Trust dated October 1, 1990, and the James N. Harrell Revocable Trust dated June 15, 1990.

         (c) Power of Attorney and Irrevocable Proxy of Cecil S. Harrell Revocable Trust, dated October 1, 1990.

         (d) Power of Attorney and Irrevocable Proxy of James N. Harrell Recoverable Trust, dated June 15, 1990.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 1995                          /s/  JOHN W. MACKENZIE
- ---------------------               ---------------------------------
      Date                                     Signature

                                         Vice President, Deputy
                                           General Counsel and
                                           Assistant Secretary
                                    ---------------------------------
                                              Name/Title

                                   APPENDIX A

         Set forth below are the name and positions held of each executive officer and director of Beverly. Unless otherwise noted, the principal occupation or employment of each person listed below is his or her position with Beverly. The address of each person is as set forth below.

         All persons listed below are U.S. citizens. During the last five years, to the best knowledge of Beverly, none of the persons listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons listed below has any information to report in response to Items 3-6 of Schedule 13D.


Name & Address                      Position
- --------------                      --------

David R. Banks                      Chairman of the Board,
5111 Rogers Avenue, Suite 40-A      President, Chief Executive
Fort Smith, AR 72919-0155           Officer and Director

Boyd W. Hendrickson                 Executive Vice President
5111 Rogers Avenue, Suite 40-A      and President of Beverly
Fort Smith, AR 72919-0155           Health and Rehabilitation
                                    Services, Inc.

T. Jerald Moore                     Executive Vice President
5111 Rogers Avenue, Suite 40-A      and President of Beverly
Fort Smith, AR 72919-0155           Managed Care, Inc.

Robert W. Pommerville               Executive Vice President,
5111 Rogers Avenue, Suite 40-A      General Counsel and
Fort Smith, AR 72919-0155           Secretary

Bobby W. Stephens                   Executive Vice President-
5111 Rogers Avenue, Suite 40-A      Development
Fort Smith, AR 72919-0155

Robert D. Woltil                    Executive Vice President,
5111 Rogers Avenue, Suite 40-A      Finance and Chief Financial
Fort Smith, AR 72919-0155           Officer and President of
                                    Pharmarcy Corporation of
                                    America

Eugene B. Clarke                    Senior Vice President-
5111 Rogers Avenue, Suite 40-A      Quality Assurance
Fort Smith, AR 72919-0155

Robert C. Crosby                    Senior Vice President and
5111 Rogers Avenue, Suite 40-A      President of American
Fort Smith, AR 72919-0155           Transitional Hospitals, Inc.


Schuyler Hollingsworth, Jr.         Senior Vice President and
5111 Rogers Avenue, Suite 40-A      Treasurer
Fort Smith, AR 72919-0155

Mark D. Wortley                     Senior Vice President and
5111 Rogers Avenue, Suite 40-A      President of Spectra
Fort Smith, AR 72919-0155

Scott M. Tabakin                    Senior Vice President,
5111 Rogers Avenue, Suite 40-A      Controller and Chief
Fort Smith, AR 72919-0155           Accounting Officer

Beryl F. Anthony, Jr.               Director
Winston & Strawn
1400 "L" Street, NW
Washington, DC 20005-3502

James R. Greene                     Director
134 Buttonwood Drive
Fair Haven, NJ 07704

Edith H. Holiday                    Director
3239 38th Street, NW
Washington, DC 20016

Jon E.M. Jacoby                     Director
Stephens, Inc.
111 Center Street
P.O. Box 3507
Little Rock, AR 72203

Louis W. Menk                       Director
34 Easy Street, Suite 26
P.O. Box 1353
Carefree, AZ 85377

Risa J. Lavizzo-Mourey, M.D.        Director
711 Paper Mill Road
Erdenheln, PA 19038

Marilyn R. Seymann                  Director
M One, Inc.
2813 E. Camelback Road, Suite 480
Phoenix, AZ 85016

Will K. Weinstein                   Director
Genesis Merchant Group Securities
909 Montgomery St., Suite 600
San Fransisco, CA 94133

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                                EXHIBIT INDEX


  EXHIBIT
    NO.                             DESCRIPTION
  -------                           -----------
   99(a)         Agreement and Plan of Merger between and among Beverly
                 Enterprises, Inc., Beverly Acquisition Corporation and
                 Pharmacy Management Services, Inc. dated as of December 26,
                 1995, as amended by Amendment No. 1 to Agreement and Plan of
                 Merger dated as of May 19, 1995 (Incorporated by reference to
                 Exhibit 2.1 to Amendment No. 2 to the Beverly Enterprises,
                 Inc. Registration Statement on Form S-4 (No. 33-57663) dated
                 May 19, 1995).

   99(b)         Shareholders' Agreement dated December 26, 1994, by and among
                 Beverly Enterprises, Inc., Beverly Acquisition Corporation, the Cecil S. Harrell Revocable Trust dated October 1, 1990, and the James N. Harrell Revocable Trust dated June 15, 1990.

   99(c)         Power of Attorney and Irrevocable Proxy of Cecil S. Harrell
                 Revocable Trust, dated October 1, 1990.

   99(d)         Power of Attorney and Irrevocable Proxy of James N. Harrell
                 Recoverable Trust, dated June 15, 1990.
